UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Amendment No.1

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Presidio Property Trust, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Series A Common Stock, $0.01 par value per share

(Title of Class of Securities)

74102L303

(CUSIP Number of Class of Securities)

4995 Murphy Canyon Road, Suite 300

San Diego, California 92123

(760) 471 - 8536

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Avital Perlman, Esq.

Sichenzia Ross Ference Carmel

1185 Avenue of the Americas, 31st Floor

New York, NY 10036

(212) 930 - 9700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

FINAL AMENDMENT OT TENDER OFFER STATEMENT

This Final Amendment (“Final Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) by Presidio Property Trust, Inc., a Maryland corporation (the “Company”) on April 8, 2025. The Schedule TO relates to the offer by the Company to purchase for cash all odd lots plus up to 2,000,000 shares of the Company’s Series A common stock, par value $0.01 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to 2% of the Company’s outstanding Shares (resulting in an increase of up to approximately 283,080 shares) without amending or extending the offer in accordance with rules promulgated by the Securities and Exchange Commission, at $0.68 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 8, 2025, (the “Offer to Purchase”), and in the related Letter of Transmittal dated April 8, 2025 (the “Letter of Transmittal”) and Important Instructions and Information, which, together with any amendments or supplements thereto, constitute the “Offer.” The Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Only those items amended are reported in this Final Amendment. Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, the Press Release announcing the commencement of the offer and the other exhibits to the Schedule TO remains unchanged and are hereby expressly incorporated into this Final Amendment by reference. You should read this Final Amendment together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

This Final Amendment is being filed by the Company to report the final results of the Offer. Except as otherwise set forth in this Final Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The following information is provided pursuant to Rule 13e-4:

-	The Offer expired at 11:59 p.m., New York City time, on May 5, 2025;

-	The Company has received the final results of the Offer, which expired at 11:59 p.m., New York City time, on May 5, 2025.

-

2,144,116 Shares were validly tendered and not properly withdrawn, (including tenders for which there were defects and which defects the Company has waived) prior to the expiration of the Offer. The Company has accepted for purchase 2,144,116 Shares, including 12,086 odd lot shares, at a purchase price of $0.68 per Share, for an aggregate purchase price of $1,457,998.88, excluding fees, any excise taxes and expenses relating to the Offer. The total number of 2,144,116 Shares that the Company has accepted for purchase in the Offer represents approximately 15.148% of the total number of Shares outstanding as of March 31, 2025.

-	The depositary will promptly pay to the tendering shareholders a total of approximately $1,457,998.88, which represents the aggregate purchase price of the total amount of Shares tendered by shareholders and accepted by the Company upon the terms and subject to the conditions of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2025	Presidio Property Trust, Inc.

	By:	/s/ Ed Bentzen
	Name:	Ed Bentzen
	Title:	Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)**	Offer to Purchase, dated April 8, 2025

(a)(1)(B)**	Letter of Transmittal

(a)(1)(C)**	Important Instructions and Information, dated April 8, 2025

(a)(1)(D)**	Odd Lot Certification Form

(a)(1)(E)**	Form of Withdrawal Letter

(a)(1)(F)**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 8, 2025

(a)(1)(G)**	Form of Letter to Clients, dated April 8, 2025

(a)(5)(A)**	Press Release announcing commencement of the Offer

99.1*	Press Release announcing final results of the Offer

107**	Calculation of Filing Fee Table

* Filed herewith.

** Previously Filed